SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Mirati Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

60468T105

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,649,204*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,649,204*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649,204*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This number includes 276,694 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer 2017 Warrant.
**	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,649,204*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,649,204*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649,204*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	This number includes 276,694 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer 2017 Warrant.
**	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 513,630
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 513,630
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,630
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Braslyn Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,966
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,966
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Tuesday Thirteen Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,052
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,052
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Shehan B. Dissanayake
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,038
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 77,038
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,038
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Christopher Fuglesang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,518
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,518
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,518
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Rodney W. Lappe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,755*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 107,755*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,755*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 95,092 shares of Common Stock that Rodney W. Lappe has the right to acquire pursuant to stock options.
**	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Ivan M. Lieberburg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,241
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,241
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Neil Reisman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,298
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 4,167 shares of Common Stock that Neil Reisman has the right to acquire pursuant to stock options.
**	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,785,170*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,785,170*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,785,170*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 276,694 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer 2017 Warrant.
**	Based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the statement on Schedule 13D filed on November 4, 2013 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”) and Joe Lewis, as amended by Amendment No. 1 filed on February 2, 2015, Amendment No. 2 filed on September 18, 2015, Amendment No. 3 filed on January 6, 2016 (“Amendment No. 3”), Amendment No. 4 filed on January 15, 2016 (“Amendment No. 4”), Amendment No. 5 filed on March 17, 2016, Amendment No. 6 filed on June 8, 2016, Amendment No. 7 filed on June 24, 2016, Amendment No. 8 filed on September 28, 2016, Amendment No. 9 filed on January 10, 2017, Amendment No. 10 filed on January 30, 2017 and Amendment No. 11 filed on June 27, 2017. Amendment No. 3 was an original filing for Braslyn Ltd. (“Braslyn”), Amendment No. 4 was an original filing for Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Rodney W. Lappe, Ivan M. Lieberburg and Neil Reisman and this Amendment No. 12 is an original filing for Tuesday Thirteen Inc. (“Tuesday Thirteen”). Boxer Capital, Boxer Management, MVA Investors, Braslyn, Tuesday Thirteen, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Rodney W. Lappe. Ivan M. Lieberburg and Neil Reisman are collectively referred to herein as the “Reporting Persons.” The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 12. Capitalized terms used and not defined in this Amendment No. 12 have the meanings set forth in the Original Filing, as amended.

Item 1. Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Schedule 13D relates to the shares of common stock, $0.001 par value (the “Common Stock”) of Mirati Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9393 Towne Centre Drive, Suite 200, San Diego, California 92121.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Amendment No. 12 is jointly filed by the Reporting Persons. Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Braslyn is a corporation organized under the laws of the Bahamas. Tuesday Thirteen is a corporation organized under the laws of the Bahamas. Joe Lewis is the sole indirect owner of and controls Boxer Management, Braslyn and Tuesday Thirteen.

Each of Boxer Capital, Boxer Management, Braslyn and Tuesday Thirteen are primarily engaged in the business of investing in securities. Joe Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital.

MVA Investors, a limited liability company organized under the laws of Delaware, is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, a corporation organized under the laws of Delaware and an affiliate of Boxer Capital, and is controlled by employees of Tavistock Life Sciences Company that are members of MVA Investors. As such, MVA Investors is not controlled by Boxer Capital, Boxer Management, Braslyn, Tuesday Thirteen, Joe Lewis or any of the other Reporting Persons. MVA Investors is primarily engaged in the business of investing in securities.

Each of Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Rodney W. Lappe, Ivan M. Lieberburg and Neil Reisman is a citizen of the United States and an employee of Tavistock Life Sciences Company. Tavistock Life Sciences Company is primarily engaged in the business of investing in securities and its address is 11682 El Camino Real, Suite 320, San Diego, CA 92130.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

The address of each of Boxer Capital, MVA Investors, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Rodney W. Lappe, Ivan M. Lieberburg and Neil Reisman for purposes of this filing is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The address of each of Boxer Management, Braslyn, Tuesday Thirteen and Joe Lewis for purposes of this filing is: c/o Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

CUSIP No. 60468T105	SCHEDULE 13D/A

Set forth on Schedule A to this Amendment No. 12, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital, Boxer Management, Braslyn, Tuesday Thirteen and MVA Investors.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the Common Stock and 2017 Warrants (described below) purchased by Boxer Capital in the November 2017 Offering (described below) is $12,299,590. The aggregate purchase price of the Common Stock and 2017 Warrants purchased by Braslyn in the November 2017 Offering is $21,692,194. The source of the funding for the purchases of the Common Stock and the 2017 Warrants was the general working capital of Boxer Capital and Braslyn.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

November 2017 Offering

On November 20, 2017, Boxer Capital acquired in an underwritten public offering (the “November 2017 Offering”) 144,736 shares of Common Stock at a purchase price of $13.00 per share and a pre-paid warrant to purchase 801,448 shares of Common Stock at $12.999 per warrant with an exercise price of $0.001 (the “Boxer November 2017 Warrants”). Braslyn acquired 255,264 shares of Common Stock at a purchase price of $13.00 per share and a pre-paid warrant to purchase 1,413,475 shares of Common Stock at $12.999 per warrant with an exercise price of $0.001 (the “Braslyn November 2017 Warrants,” together with the Boxer November 2017 Warrants, the “November 2017 Warrants”). The November 2017 Warrants may be exercised at any time on or after the issuance thereof, provided the beneficial ownership or the combined voting power of the securities of the Issuer beneficially owned by the holders of the November 2017 Warrants and their affiliates does not exceed 19.99% after exercise. Except as otherwise provided in the November 2017 Warrants, or by virtue of the holders’ ownership of Common Stock, the holders of the November 2017 Warrants do not have the rights or privileges of holders of Common Stock, including any voting rights, until they exercise their November 2017 Warrants. A copy of the form of the November 2017 Warrants is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the November 2017 Warrants are qualified in their entirety by reference to the November 2017 Warrants.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on 28,292,659 shares of Common Stock outstanding which is the sum of (i) 27,916,706 shares of Common Stock reported to be outstanding following the November 2017 Offering according to the Issuer’s Prospectus Supplement filed with the SEC on November 16, 2017, including 923,085 shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option, (ii) 276,694 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, and (iii) 99,259 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,655,702 shares of Common Stock, representing 19.99% of the Issuer’s outstanding Common Stock.

Boxer Capital and Boxer Management beneficially own 1,649,204 shares of Common Stock which represents 5.8% of the Issuer’s outstanding Common Stock. Braslyn beneficially owns 3,135,966 shares of Common Stock which represents 11.1% of the Issuer’s outstanding Common Stock. Joe Lewis beneficially owns 4,785,170 shares of Common Stock which represents 16.9% of the Issuer’s outstanding Common Stock. MVA Investors beneficially owns 513,630 shares of Common Stock which represents 1.8% of the Issuer’s outstanding Common Stock. Aaron I. Davis beneficially owns 87,052 shares of Common Stock which represents 0.3% of the Issuer’s outstanding Common Stock. Shehan B. Dissanayake beneficially owns 77,038 shares of Common Stock which represents 0.3% of the Issuer’s outstanding Common Stock. Christopher Fuglesang beneficially owns 30,518 shares of Common Stock which represents 0.1% of the Issuer’s outstanding Common Stock. Ivan M. Lieberburg beneficially owns 37,241 shares of Common Stock which represents 0.2% of the Issuer’s outstanding Common Stock.

Neil Reisman beneficially owns 17,298 shares of Common Stock, which includes 4,167 shares of Common Stock subject to options exercisable within the next 60 days, and represents 0.1% of the Issuer’s Common Stock. Rodney W. Lappe beneficially owns 107,755 shares of Common Stock, which includes 95,092 shares of Common Stock subject to options exercisable within the next 60 days, and represents 0.4% of the Issuer’s outstanding Common Stock.

The table below reflects options to purchase shares of Common Stock of the Issuer owned by Rodney W. Lappe and Neil Reisman that are not currently exercisable within the next 60 days:

Grant Date	Number of Non-Vested Options	Vesting Schedule
		Rodney W. Lappe
5/17/2017	7,500	Exercisable in 12 equal monthly installments following the date of grant
3/30/2017	2,083	Exercisable in 12 equal monthly installments following the date of grant
		Neil Reisman
6/22/2017	22,222	Exercisable in 36 equal monthly installments following the date of grant

The 2017 Warrants represent a right for Boxer Capital, MVA Investors and Braslyn to purchase 2,341,786, 51,047 and 4,865,430 shares of Common Stock, respectively. The 2017 Warrants have been pre-paid at a price of $12.999 per share with exercise price of $0.001 per share. The 2017 Warrants are only exercisable to the extent that the holders thereof and their affiliates would beneficially own no more than 19.99% of the outstanding Common Stock after exercise.

The November 2017 Warrants represent a right for Boxer Capital and Braslyn to purchase 801,448 and 1,413,475 shares of Common Stock, respectively. The November 2017 Warrants have been pre-paid at a price of $12.999 per share with exercise price of $0.001 per share. The November 2017 Warrants are only exercisable to the extent that the holders thereof and their affiliates would beneficially own no more than 19.99% of the outstanding Common Stock after exercise.

Tuesday Thirteen purchased 1,000 shares of Common Stock on March 22, 2017 and sold these shares on September 21, 2017. At the time of the filing of this Amendment No. 12, Tuesday Thirteen owns zero shares of Common Stock.

CUSIP No. 60468T105	SCHEDULE 13D/A

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

MVA Investors has the sole power to vote the 513,630 shares of Common Stock it beneficially owns. Aaron I. Davis has the sole power to vote the 87,052 shares of Common Stock he beneficially owns. Shehan B. Dissanayake has the sole power to vote the 77,038 shares of Common Stock he beneficially owns. Christopher Fuglesang has the sole power to vote the 30,518 shares of Common Stock he beneficially owns. Rodney W. Lappe has the sole power to vote the 107,755 shares of Common Stock he beneficially owns. Ivan M. Lieberburg has the sole power to vote the 37,241 shares of Common Stock he beneficially owns. Neil Reisman has the sole power to vote the 17,298 shares of Common Stock he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared voting power with respect to the 1,649,204 shares of Common Stock they beneficially own. Braslyn has shared voting power with respect to the 3,135,966 shares of Common Stock it beneficially owns. Joe Lewis has shared voting power with respect to the 4,785,170 shares of Common Stock he beneficially owns.

(iii) Sole power to dispose or direct the disposition of:

MVA Investors has the sole power to dispose of the 513,630 shares of Common Stock it beneficially owns. Aaron I. Davis has the sole power to vote the 87,052 shares of Common Stock he beneficially owns. Shehan B. Dissanayake has the sole power to vote the 77,038 shares of Common Stock he beneficially owns. Christopher Fuglesang has the sole power to vote the 30,518 shares of Common Stock he beneficially owns. Rodney W. Lappe has the sole power to vote the 107,755 shares of Common Stock he beneficially owns. Ivan M. Lieberburg has the sole power to vote the 37,241 shares of Common Stock he beneficially owns. Neil Reisman has the sole power to vote the 17,298 shares of Common Stock he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared dispositive power with respect to the 1,649,204 shares of Common Stock they beneficially own. Braslyn has shared dispositive power with respect to the 3,135,966 shares of Common Stock it beneficially owns. Joe Lewis has shared voting power with respect to the 4,785,170 shares of Common Stock he beneficially owns.

(c) Other than as described herein and below, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

On March 22, 2017, Tuesday Thirteen purchased 1,000 shares of Common Stock on the open market at $5.30 per share. On September 21, 2017, Tuesday Thirteen sold 1,000 shares of Common Stock on the open market at $10.65 per share.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) On September 21, 2017, Tuesday Thirteen ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in the Original Filing, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 60468T105	SCHEDULE 13D/A

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated November 20, 2017, among Boxer Capital, Boxer Management, Braslyn, MVA Investors, Tuesday Thirteen, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Rodney W. Lappe, Ivan M. Lieberburg and Neil Reisman.

Exhibit 2	Form of Warrant to Purchase Common Stock issued in connection with the January 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on January 6, 2017.

Exhibit 3	Form of Warrant to Purchase Common Stock issued in connection with the November 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 16, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2017

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

TUESDAY THIRTEEN INC.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

RODNEY W. LAPPE

By:	/s/ Rodney W. Lappe
Rodney W. Lappe, Individually

IVAN M. LIEBERBURG

By:	/s/ Ivan. M. Lieberburg
Ivan M. Lieberburg, Individually

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

CUSIP No. 60468T105	SCHEDULE 13D/A

NEIL REISMAN

By:	/s/ Neil Reisman
Neil Reisman, Individually

SHEHAN B. DISSANAYAKE

By:	/s/ Shehan B. Dissanayake
Shehan B. Dissanayake, Individually

CHRISTOPHER FUGLESANG

By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Individually

CUSIP No. 60468T105	SCHEDULE 13D/A

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BOXER CAPITAL, LLC

The executive officers and directors of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 11682 El Camino Real, Suite 320, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Member, Chief Executive Officer	United States
Shehan B. Dissanayake	Member	United States
Christopher Fuglesang	Member	United States
Boxer Management	Manager	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House, EP Taylor Drive N7776 Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joe Lewis	Director, President	United Kingdom
Jefferson R. Voss	Director, Vice President	United States

BRASLYN LTD.

The executive officers and directors of Braslyn Ltd. are set forth below. Each individual’s business address is c/o Cay House, EP Taylor Drive N7776 Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Braslyn Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Joe Lewis	Director, President	United Kingdom
Jason C. Callender	Director, Vice President and Secretary	Bahamas

TUESDAY THIRTEEN INC.

The executive officers and directors of Tuesday Thirteen Inc. are set forth below. Each individual’s business address is c/o Cay House, EP Taylor Drive N7776 Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Tuesday Thirteen Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joe Lewis	Director, President	United Kingdom
Jason C. Callender	Director, Vice President and Secretary	Bahamas

CUSIP No. 60468T105	SCHEDULE 13D/A

MVA INVESTORS, LLC

The executive officers and directors of MVA Investors, LLC are set forth below. Each individual’s business address is 11682 El Camino Real, Suite 320, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with MVA Investors, LLC.

Name	Present Principal Occupation	Citizenship
Aaron I. Davis	Member, Chief Executive Officer, Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Member, President, Employee of Tavistock Life Sciences Company	United States
Neil Reisman	Member, Employee of Tavistock Life Sciences Company	United States
Ivan M. Lieberburg	Member, Employee of Tavistock Life Sciences Company	United States
Shehan B. Dissanayake	Member, Manager, Employee of Tavistock Life Sciences Company	United States

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated November 20, 2017, among Boxer Capital, Boxer Management, Braslyn, MVA Investors, Tuesday Thirteen, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Rodney W. Lappe, Ivan M. Lieberburg and Neil Reisman.

Exhibit 2	Form of Warrant to Purchase Common Stock issued in connection with the January 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on January 6, 2017.

Exhibit 3	Form of Warrant to Purchase Common Stock issued in connection with the November 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 16, 2017.